

VIA FACSIMILE AND U.S. MAIL

September 4, 2007

Arnaldo F. Galassi
Chief Financial Officer
VendingData Corporation
1120 Town Center Drive, Suite 260
Las Vegas, Nevada 89144

      RE: VendingData Corporation
              Form 10-KSB for Fiscal Year Ended December 31, 2006
              Forms 10-QSB for Fiscal Quarters Ended March 31, 2007 and
              June 30, 2007
              File No. 0-25855

Dear Mr. Galassi:

      We have reviewed your letter dated August 17, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.   Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Financial Statements

Report of Independent Registered Public Accountant, page 29

2. We have read your response to comment three from our letter dated July 19, 2007. Please tell us how your auditor determined that it was appropriate to serve as the principal auditor in your next supplemental response. See AU Section 543 of the AICPA Professional Standards.

Note 1. Description of Business and Significant Accounting Policies, page 35

3. We have read your response to comment 11 from our letter dated July 19, 2007. You indicate that you plan to include some summarized disclosure. Please show us what your revised disclosure will look like.

Note 6. Property and Equipment, page 40

4. We have read your response to comment 14 from our letter dated July 19, 2007. Given that your tooling costs totaled $2.8 million, we continue to believe that you should disclose your accounting policy for tooling costs and the related amortization within your significant accounting policy footnote.

Note 9. Convertible Debt With Warrants and Capital Leases Payable, page 41

5. We have read your response to comment 16 from our letter dated July 19, 2007. We have the following comments:
    - You indicate that management has reclassified $3.4 million to debt issuance costs. However, you indicated that the fair value of the warrants were $4.4 million. Please provide us with a comprehensive analysis of how you recorded your financing transaction in your amended Form 10-QSB for the quarter ended June 30, 2006 and your amended Form 10-KSB for the year ended December 31, 2006. Please include your relative fair value allocation of the proceeds of the financing transaction between the secured notes and the warrants on the date of issuance.
    - You also recorded $9.9 million related to warrants issued for financing in your Form 10-KSB for the year ended December 31, 2006. Please tell us how you propose to account for these warrants in your amended Form 10-KSB for the year ended December 31, 2006. You indicated that you adopted SFAS 123R is the first quarter of fiscal 2006. Please tell us how you determined that is was appropriate to record deferred expenses related to options issued for employee compensation. Refer to paragraph 74 of SFAS 123R.
    - You indicate that the put notes were offered only as security until the shares could be issued upon formal shareholder approval. It appears that your put notes are in essence convertible put notes with fixed percentage conversion terms. Please also tell us what consideration you gave to EITF 98-5 and EITF

00-27. Refer also to Case 1(c) of EITF 98-5. Given that you also needed shareholder approval in order to issue the shares, please tell us what consideration you gave to EITF 00-19. Please also revise your disclosure to better explain your accounting for these put notes.

- Please cite the accounting literature used to support your conclusions regarding the accounting for all components of your $18 million financing transaction. Please also include the most recent review of the accounting for your put agreement as common stock and additional paid in capital for the subscribed and issuable shares put during the period.

<u>FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2007</u>

<u>Financial Statements</u>

<u>1. Basis of Presentation, page 4</u>

<u>Reclassifications, page 4</u>

6. Please tell us the facts and circumstances that resulted in you recording a loss on extinguishment of debt of approximately $1.2 million in the quarter ended June 30, 2006. Please cite the accounting literature used to support your conclusion.

<u>4. Goodwill and Intangible assets, page 6</u>

7. Please disclose the components of patents and other gaming products as of June 30, 2007. Please also disclose the useful life of each category including patents and other gaming products and customer relationships.

<u>7. Securities Purchase and Product Participation Agreement, page 7</u>

8. We have read your response to comment 21 from our letter dated July 19, 2007. We have the following comments:
    - Please tell us how you determined that it was appropriate to record a deferred costs and an accrued unit placement cost liability in the amount of shares earned but not yet issuable if you are unable to determine whether the milestone will be met.
    - Please tell us what consideration you gave to EITF 96-18 in determining the measurement date for equity issuances included in deferred costs since it appears that Elixir's performance is not complete. Please discuss and disclose whether there is a significant disincentive for non performance by the counterparties.
    - Given that Elixir will earn these shares based on placing these gaming machines, please also tell us how you determined that it was appropriate to amortize the deferred costs on a straight line basis over the life of the lease agreement related to the applicable electronic gaming machines.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief